

March 21, 2016

Via E-mail
Brian Gardner, Esq.
Executive V.P. and General Counsel
Hallmark Cards, Incorporated
2501 McGee – Department 339
Kansas City, Missouri 64108

Re: Crown Media Holdings, Inc.
        Schedule 13E-3
        Filed March 11, 2016 Hallmark Cards, Incorporated, et al.
        File No. 005-59037

Dear Mr. Gardner:

We have reviewed the above-captioned filing and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Calculation of Filing Fee, Cover Page

1. Please revise the narrative in the disclosures marked by asterisk to simplify how the filing fee was calculated. For example, the term "sum of the product" is open to interpretation.

Fairness of the Merger, page 2

2. Please explicitly direct the fairness determination to unaffiliated security holders as distinguished from "Public Stockholders" as defined on page one of the filing. In addition, please make corresponding changes throughout the disclosure. See Item 1014(a) of Regulation M-A and the definition of "unaffiliated security holder" in Rule 13e-3(a)(4).

Introduction, page 6

3. As the term "Rule 13e-3 transaction" is defined in Rule 13e-3(a)(3), please correct the typographical error that exists in the opening of the first sentence on page six.

Effects, page 10

4. We noticed the disclosure that "[t]he filing persons will indirectly realize all of the benefit of the cost savings resulting from Crown no longer being public." Please revise to indicate that such savings will be realized on an annual, recurring basis and quantify such savings to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

5. We noticed the affirmative statement that "[n]either Hallmark nor Crown expect to realize any tax benefits in the future as a direct result of completing the Merger." Please specify the constituency which is expected to become the beneficiary of Crown's net operating loss carryforwards, if any. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Position of the Filing Persons, page 13

6. Notwithstanding the extensive analysis offered in support of the fairness determination reached by the filing persons, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination, or advise. In addition, please identify any of the reasons these factors may have been dismissed in reaching the fairness determination. For example, please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

Procedural Fairness, page 19

7. Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the "whether or not" legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Item 10. Source and Amount of Funds or Other Consideration, page 35

8. Please revise to state, if true, that no alternatives exist to the proposed plan for financing the Rule 13e-3 transaction. See Item 10 of Schedule 13E-3 and corresponding Item 1007(b) of Regulation M-A.

Financial Information, page 37

9. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure under the two prominent headings at page 38 appears incomplete. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to

fixed charges and net book value must be calculated and disclosed in accordance with Item 1010(c) (4) and (c)(5) even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the required disclosures, they are each responsible for the accuracy and adequacy of the disclosures made in the filing.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned in the Office of Mergers and Acquisitions at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Maurice M. Lefkort
Willkie Farr & Gallagher LLP